CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-194541 on Form F-10 of our reports dated March 4, 2015, relating to the consolidated financial statements of Brookfield Canada Office Properties and subsidiaries (the “Trust”) and the effectiveness of the Trust’s internal control over financial reporting for the year ended December 31, 2014 appearing in this Current Report on Form 6-K dated March 4, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 4, 2015

Toronto, Canada